Exhibit 35.1
ITEM 1123 STATEMENT OF COMPLIANCE
WITH RESPECT TO THE INDENTURE (“THE INDENTURE”) FOR THE
HARTFORD LIFE GLOBAL FUNDING TRUSTS
I, Richard Tarnas, Vice President of The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), state:
(a) a review of the Trustee’s activities for the period June 16, 2007 through June 15, 2008 and of the Trustee’s performance under the Indenture has been made under my supervision, and
(b) to the best of my knowledge, except as disclosed in the Trustee’s platform-level assessment of compliance with the servicing criteria specified in Item 1122 (d) of Regulation AB dated August 25, 2008, the Trustee has fulfilled its obligations under the Indenture for the period described above.
Date: August 25, 2008

/s/ R. Tarnas Richard Tarnas Vice President